

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 23, 2009

Walter J. Galvin
Senior Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Drive, P.O. Box 4100
St Louis, Missouri 63136

   Re: Emerson Electric Co.
     Form 10-K for Fiscal Year Ended September 30, 2008
     Supplemental Response Filed March 13, 2009
     File 001-00278

Dear Mr. Galvin:

   We have completed our limited review of your Annual Report on Form 10-K and have no further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269.

        Sincerely,

        Jay Mumford
        Senior Attorney